Security Class

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Form of Proxy - Annual General Meeting of Shareholders to be held on June 3, 2008.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.  Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.  If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.  This proxy should be signed in the exact manner as the name appears on the proxy.

4.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction   is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.  The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.  This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.  This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on May 30, 2008.

Appointment of Proxyholder

I/We being a shareholder of RESIN SYSTEMS INC. (the "Company") hereby appoint: Paul B. Giannelia, President and Chief Executive Officer, of Calgary Alberta, or failing him, Robert I. Schaefer, Chief Financial Officer and Corporate Secretary, of Calgary, Alberta

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of RESIN SYSTEMS INC. (the "Meeting") to be held at the TELUS Convention Centre , Room: MacLeod E4, 120 - 9th Ave SE., Calgary, AB T2G 0P3, on June 3, 2008 at 10:30 am and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.

    Set the number of Directors

For

Against

To set the number of directors to be elected at the Meeting at six (6) members.

2.

    Election of Directors

The election of directors for the ensuing year of the six (6) nominees proposed by management in the information circular

- proxy statement  (the "Information Circular") of the Company dated April 28, 2008.

For

Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management

3.

    Appointment of Auditors

For

Withhold

Appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.
If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

                                               (MM/DD/YY)

Interim Financial Statements

         Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Annual Report

         Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.